EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 2 to Registration Statement No. 333-134875 on Form S-4 of our report dated April 24, 2007, relating to the financial statements and financial statement schedule of RathGibson, Inc. and subsidiary appearing in this Annual Report on Form 10-K of RathGibson, Inc. and subsidiary for the year ended January 31, 2007.

/s/ Deloitte & Touche LLP

Milwaukee, WI
April 24, 2007